McDermott Will & Emery

Boston Brussels Chicago Dusseldorf London Los Angeles Miami Munich	Joel L. Rubinstein
New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
jrubinstein@mwe.com
212.547.5336

July 31, 2007

VIA EDGAR

Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Re:	Top Image Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 6-K Filed February 15, 2007
File No. 001-14552

Dear Mr. Kronforst:

On behalf of Top Image Systems Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 2, 2007, with respect to the above-referenced filings. The Company has informed us that due to an administrative error, the comment letter did not reach the attention of the Company’s management until last week. The Company intends to respond to the comment letter no later than August 3, 2007.

Please feel free to call me at 212-547-5336 or Meir A. Lewittes of this office at 212-547-5351 if you have any questions about this letter. Thank you for your assistance in this matter.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Christine Davis, Staff Accountant
Ido Schechter, Top Image Systems Ltd.
Meir A. Lewittes, McDermott Will & Emery LLP